                                                                    Exhibit 20


         P L R
Porter, LeVay & Rose, Inc.        Michael Porter, President - Investor Relations
    PUBLIC RELATIONS              Jeff Myhre, VP - Editorial

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             Seven Penn Plaza o New York, NY 10001 o 212-564-4700 o
                      FAX 212-244-3075 o www.plrinvest.com
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PDG ENVIRONMENTAL, INC.

JOHN C. REGAN, CHAIRMAN & CEO
412-243-3200
                                                          FOR IMMEDIATE RELEASE

         PDG ENVIRONMENTAL, INC. POSTS RESULTS FOR FIRST QUARTER OF 2005

                         REVENUE & INCOME CLIMB SHARPLY

PITTSBURGH, PA, JUNE 14, 2005 - PDG Environmental, Inc. (OTC BB: PDGE), an environmental and specialty contractor, today reported financial results for the first quarter ended April 30, 2005.

Revenues for the three months ended April 30, 2005 were $14.0 million, a 29% increase over the $10.8 million in the same prior-year period. Income before income taxes increased by 157% to $529,000 for the current year as compared to $206,000 for the prior year quarter. Net income for the quarter increased 73% to $326,000, or $0.02 per fully diluted share, as compared to the previous year's first quarter net income of $189,000, or $0.02 per fully diluted share. Fully diluted earnings per share remained unchanged due to Federal income taxes and a 23% increase in diluted shares outstanding in the current period as compared to the prior year.

John Regan, Chairman and CEO of PDG Environmental, commented, "The fiscal first quarter for PDG Environmental has historically been slow, but the continued significant improvement in both top and bottom line results is encouraging. Positive events continue to occur for PDGE. We are continuing to work on the acquisition, the letter of intent for which was announced in January, and we expect to announce additional information in the near future."

PDG Environmental, Inc., is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, NY; Paramus, NJ; Hazelton and Export, PA; Fort Lauderdale and Tampa, FL; Houston and Pasadena, TX; Phoenix, AZ; Rock Hill, SC; Portland, OR; Seattle, WA; and Los Angeles, CA. For additional information on the company, please visit http://www.pdge.com. And for more information on mold and its effect on indoor air quality, please visit http://www.epa.gov/iaq/molds/index.html.

Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.


                            -Financial Tables Follow-

                             PDG ENVIRONMENTAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                      Three Months
                                                    Ended April 30th

                                               2005                   2004
Revenues                                    $13,951,000            $10,798,000
Income before Income Taxes                      529,000                206,000
Net Income                                      326,000                189,000
Earnings Per Common Share (diluted)                0.02                   0.02
Shares Outstanding (diluted)                 14,181,000             11,492,000


                                               Selected Balance Sheet Items

                                             4/30/2005              4/30/2004
Current Assets                              $22,527,000            $16,856,000
Current Liabilities                           9,323,000              7,800,000
Working Capital                              13,204,000              9,056,000
Fixed Assets (Net)                            1,541,000                916,000
Long-Term Debt                                7,015,000              5,698,000
Shareholder Equity                            9,476,000              5,685,000



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